UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number 001-37889

TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

TOP Ships Inc. (the "Company"), an international shipowning company, is announcing the following corporate developments:
Acquisition of a 40% ownership interest in Eco Seven Inc.
On February 20, 2017, the Company, through its wholly-owned subsidiary, Style Maritime Ltd., acquired a 40% ownership interest in Eco Seven Inc., a Marshall Islands corporation ("Eco Seven"), from Malibu Shipmanagement Co., a Marshall Islands corporation and wholly-owned subsidiary of a trust established for the benefit of certain family members of Mr. Evangelos Pistiolis, the Company's President, Chief Executive Officer and Director, for an aggregate purchase price of $6.5 million, pursuant to a share purchase agreement (the "Transaction"). Eco Seven is currently a party to a shipbuilding contract with Hyundai Mipo Dockyard Co., Ltd. for the construction and purchase of one 50,000 dwt product/chemical tanker, which is expected to be delivered on February 28, 2017. Eco Seven is also a party to a time charter agreement that is expected to commence upon the vessel's delivery at a rate of $16,500 per day for the first three years, and at the charterer's option, $17,500 for the first optional year and $18,500 for the second optional year.
The Transaction was approved by a special committee of the Company's board of directors (the "Transaction Committee"), of which the majority of the directors were independent. In the course of its deliberations, the Transaction Committee hired and obtained a fairness opinion from an independent financial advisor.
Amendment to the Company's $15.0 Million Unsecured Revolving Credit Facility
The Company previously entered into an agreement with Family Trading Inc. ("Family Trading"), a Marshall Islands corporation that is owned by the Lax Trust, an irrevocable trust established for the benefit of certain family members of Mr. Pistiolis, pursuant to which Family Trading lent the Company up to $15.0 million under an unsecured revolving credit facility (the "Family Trading Credit Facility") in order to fund the Company's newbuilding program and working capital relating to its operating vessels. The Family Trading Credit Facility was due to be repaid December 31, 2016 but the maturity was extended until February 28, 2017.
On February 21, 2017, the Company amended and restated the Family Trading Credit Facility (the "Amended Family Trading Credit Facility") in order to, among other things, allow the Company to remove any limitation in the use of funds drawn down under the facility, reduce the mandatory cash payment due under the facility when the Company raises capital through the issuance of certain securities, remove the revolving feature of the facility, and extend the facility for up to three years.
Specifically, under the terms of the Amended Family Trading Credit Facility, if the Company raises capital via the issuance of warrants, debt or equity, it is obliged to repay any amounts due under the Amended Family Trading Credit Facility and any accrued interest and fees up to the time of the issuance in cash or in shares of the Company's common stock, par value $0.01 (the "common shares") at Family Trading's option. Family Trading retains the right to delay this mandatory repayment at its absolute discretion. For the first six months after the execution of the facility, no more than $3.5 million can be mandatorily prepaid in cash. Subject to certain adjustments pursuant the terms of the Amended Family Trading Credit Facility, the number of common shares to be issued as repayment of the amounts outstanding under the facility will be calculated by dividing the amount redeemed by 80% of the lowest daily volume weighted average price of the common shares on the Nasdaq Capital Market during the twenty consecutive trading days ending on the trading day prior to the payment date, provided, however, that at no time shall the applicable price be lower than $0.60 per common share.
The Amended Family Trading Credit Facility was approved by a special committee of the Company's board of directors (the "Special Committee"), of which the majority of the directors were independent. In the course of its deliberations, the Special Committee hired and obtained a fairness opinion from an independent financial advisor.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-215577) that was filed with the SEC and became effective on February 1, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(Registrant)

Dated: February 21, 2017	By:	/s/ Evangelos Pistiolis
Evangelos Pistiolis Chief Executive Officer